                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                    FORM U5S








                                  ANNUAL REPORT

                      For the Year Ended December 31, 1999






       Filed pursuant to the Public Utility Holding Company Act of 1935 by










                               AMEREN CORPORATION
                 1901 Chouteau Avenue, St. Louis, Missouri 63103


                                TABLE OF CONTENTS

                                                                                                              Page

ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1998                                     1

ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS                                                             10

ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES                                   10

ITEM 4.   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES                                          10

ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES                                                   10

ITEM 6.   OFFICERS AND DIRECTORS

          Part I.   Name, principal business address and positions held as of December 31, 1999               10

          Part II.  Financial connections as of December 31, 1999                                             19

          Part III. Compensation and other related information                                                20

ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS                                                                  20

ITEM 8.   SERVICE, SALES AND CONSTRUCTION CONTRACTS

          Part I.   Intercompany sales and service                                                            20

          Part II.  Contracts to purchase services or goods between any system company                        20
                      and affiliate

          Part III. Employment of any person by any system company for the performance                        20
                      on a continuing basis of management services

ITEM 9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES                                                 21

ITEM 10.   FINANCIAL STATEMENTS AND EXHIBITS

     Index to Financial Statements                                                                            21

     Financial Statement                                                                              Appendix B

     Exhibits                                                                                                 22

SIGNATURES                                                                                                    24


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1999.


                                                 Number of
                                                  Common        % of       Issuer              Owner's
                                                  Shares       Voting      Book                 Book
        Name of Company                           Owned        Power       Value                Value          Business Type
        ---------------                           -----        -----       -----                -----          -------------

Ameren Corporation                                                          3,089,545,688     3,089,545,688   Holding Company

     Union Electric Co.                          102,123,834                2,433,682,282     2,433,682,282   Electric & Gas Utility

              Envirotech Investment                                          (1)                              Energy-Related
              Fund, L.L.C.

         Electric Energy, Inc.                        24,800                8,834,469             3,533,787   Electric

         Union Electric Development Corp.             18,500              (18,834,958)          (18,834,958)  Community Develop-
                                                                                                              ment & Energy-Related
                                                                                                              Investments

              Civic Ventures                                                 (2)                              Community
              Investment Fund, LP                                                                             Development

              Lewis & Clark Industrial                                       (3)                              Community
              Development Corporation                                                                         Development

              Laclede's Landing                                              (4)                              Community
              Redevelopment Corp.                                                                             Development

              Gateway National Bank                                          (5)                              Community
                                                                                                              Development

              NEMO Bank Community                                            (6)                              Community
              Development Corporation                                                                         Development

              St. Louis Equity Fund 1988                                     (7)                              Community
                                                                                                              Development

              St. Louis Equity Fund 1990                                     (7)                              Community
                                                                                                              Development

                                      -1-


                                                 Number of
                                                  Common       % of        Issuer             Owner's
                                                  Shares      Voting       Book                 Book
        Name of Company                           Owned       Power        Value                Value         Business Type
        ---------------                           -----       -----        -----                -----         -------------

              St. Louis Equity Fund 1991                                     (7)                              Community
                                                                                                              Development

              St. Louis Equity Fund 1992                                     (7)                              Community
                                                                                                              Development

              St. Louis Equity Fund 1993                                     (7)                              Community
                                                                                                              Development

              St. Louis Equity Fund 1994                                     (7)                              Community
                                                                                                              Development

              St. Louis Equity Fund 1995                                     (7)                              Community
                                                                                                              Development

              St. Louis Equity Fund 1996                                     (7)                              Community
                                                                                                              Development

              St. Louis Equity Fund 1997                                     (7)                              Community
                                                                                                              Development

              St. Louis Equity Fund 1998                                     (7)                              Community
                                                                                                              Development

              St. Louis Equity Fund 1999 #1                                  (7)                              Community
                                                                                                              Development

              Housing Missouri, Inc.
                                                                                                              Community
                                                                                                              Development

                  Housing Missouri 1996                                      (8)                              Community
                                                                                                              Development

                  Housing Missouri 1997                                      (8)                              Community
                                                                                                              Development

                                      -2-


                                                 Number of
                                                  Common       % of        Issuer             Owner's
                                                  Shares      Voting       Book                 Book
        Name of Company                           Owned       Power        Value                Value          Business Type
        ---------------                           -----       -----        -----                -----          -------------


                  Housing Missouri 1998                                      (8)                              Community
                                                                                                              Development

              Homestead Brookfield Housing                                   (9)                              Community
                                                                                                              Development

     Central Illinois Public Service Company      25,452,373              534,378,323           534,378,323   Electric & Gas

         Electric Energy, Inc.                        12,400                8,834,469             1,766,894   Electric

         *CIPS Energy, Inc.                              100                    1,000                 1,000   Inactive

     CIPSCO Investment Company                           100               11,044,488            11,044,488   Leasing and Energy-
                                                                                                              Related Investments

         CIPSCO Venture Company                          100                4,425,128             4,425,128   Civic and Economic
                                                                                                              Development

              Effingham Development                            (10)                                           Investments
              Building II, LLC

              Mattoon Enterprise Park LLC                      (11)                                           Investments

              MACC, LLC                                        (12)                                           Investments

              Illinois Equity Fund 1992                        (13)                                           Investments

              Illinois Equity Fund 1994                        (13)                                           Investments

              Illinois Equity Fund 1996                        (13)                                           Investments

              Illinois Equity Fund 1998                        (13)                                           Investments


                                      -3-


                                                 Number of
                                                  Common       % of        Issuer              Owner's
                                                  Shares      Voting       Book                 Book
        Name of Company                           Owned       Power        Value                Value          Business Type
        ---------------                           -----       -----        -----                -----          -------------

              Illinois Equity Fund 1999 #2                       (13)                                         Investments

              St. Louis Equity Fund 1999 #1                      (13)                                         Investments

         CIPSCO Leasing Company                        100       (14)      35,202,658          35,202,658     Leveraged Leases

              CLC Aircraft Leasing Co.                 100       (15)                                         Equipment Leasing

              CLC Leasing Co. A                        100       (16)                                         Equipment Leasing

              CLC Leasing Co. B                        100       (17)                                         Equipment Leasing

              CLC Leasing Co. C                        100       (18)                                         Inactive

         CIPSCO Energy Company                         100                 26,491,934         26,491,934      Energy-Related
                                                                                                              Investments

              CEC-APL L.P.                                                   (19)                             Investments

                  CEC-APL-G Co.                        100       (19)                                         quipment Leasing

                  CEC-APL-L Co.                        100       (19)                                         quipment Leasing

              CEC-PGE L.P.                                                   (20)                             Investments

                  CEC-PGE-G Co.                        100       (20)                                         Equipment Leasing

                  CEC-PGE-L Co.                        100       (20)                                         Equipment Leasing

              CEC-PSPL L.P.                                                  (21)                             Investments

                  CEC-PSPL-G Co.                       100       (21)                                         Equipment Leasing

                  CEC-PSPL-L Co.                       100       (21)                                         Equipment Leasing

                                      -4-



                                                 Number of
                                                  Common       % of        Issuer             Owner's
                                                  Shares      Voting       Book                 Book
        Name of Company                           Owned       Power        Value                Value          Business Type
        ---------------                           -----       -----        -----                -----          -------------

              CEC-MPS L.P.                                                   (22)                             Investments

                  CEC-MPS-G Co.                        100      (22)                                          Equipment Leasing

                  CEC-MPS-L Co.                        100      (22)                                          Equipment Leasing

              CEC-ACE L.P.                                                   (23)                             Investments

                  CEC-ACE-G Co.                        100      (23)                                          Equipment Leasing

                  CEC-ACE-L Co.                        100      (23)                                          Equipment Leasing

              CEC-ACLP-Co.                             100      (24)                                          Investments

     Ameren Energy, Inc.                                 1                 (6,794,425)        (6,794,425)     Power & Gas
                                                                                                              Marketing,
                                                                                                              Energy-Related

     Ameren Services Co.                             1,000                 16,231,478         16,231,478      Services to Ameren
                                                                                                              and its affiliates

     Ameren Development Company                      1,000                 (1,353,753)        (1,353,753)     Holding Company

         Ameren ERC, Inc.                            1,000                 (1,353,651)        (1,353,651)     Energy-Related

              Gateway Energy Systems, L.C.
              and affiliates                                                 (25)                             Energy-Related

         Ameren Energy Communications, Inc.          1,000                 (8,530,923)        (8,530,923)     Communications-
                                                                                                              Related

              CellNet Data Systems                 536,193                    761,394            761,394      Wireless Data
                                                                                                              Communication

     Ameren Energy Resources Company #3              1,000                   (202,679)          (202,679)     Holding Company

                                      -5-



                                             NOTES RELATING TO VOTING POWER AND BOOK VALUE

Union Electric Company

  (1)  Envirotech Investment Fund, L.L.C.
           Capital   investments  in  energy-related   businesses  with  Company
contributions amounting to $1,920,000 as of 12/31/99.


Union Electric Development Corporation

  (2)  Civic Ventures Investment Fund, LP
           Investment fund to promote growth and development of small and minority business enterprises with Company contributions amounting to $178,200 as of 12/31/99.

  (3)  Lewis and Clark Industrial Development Corporation
           Capital contribution in civic development as of 12/31/99 of $5,000.

  (4)  Laclede's Landing Redevelopment Corporation
           Capital contribution in civic development as of 12/31/99 of $10,000.

  (5)  Gateway National Bank
           Capital contribution in civic development as of 12/31/99 of $60,000.

  (6)  NEMO Bank Community Development Corporation
           Capital contribution in civic development as of 12/31/99 of $1,000.

  (7) St. Louis Equity Funds - 1988,  1990,  1991, 1992, 1993, 1994, 1995, 1996,
1997, 1998 and 1999.
           Real estate investment funds, with the Company's total  contributions as of 12/31/99  of  $6,259,120.41.  Includes  purchase of tax credits
           from  Mercantile  Community   Development   Corporation  and  Federal
           National Mortgage Association. No established market value.

  (8)  Housing Missouri Funds - 1996, 1997 and 1998
           Real estate investment funds with the Company's total contributions as of 12/31/99 of $273,402.63. No established market value.

  (9)  Homestead Brookfield Housing
           Capital contribution for economic development amounting to $1,500 as of 12/31/99.

                                      -6-



CIPSCO Venture Company holdings:

Total equity  interest in the  investments  listed below,  except for the Equity
Funds as provided separately below, is $924,867:

 (10)  Effingham Development Building II LLC
           A 40% equity interest, but not the managing member, in the above named limited liability company. No established market value.

 (11)  Mattoon Enterprise Park, LLC
           A 20% equity interest, but not the managing member, in the above named limited liability company. No established market value.

 (12)  MACC, LLC
           A 33.33% interest, but not the managing member, in the above named limited liability company. No established market value.

 (13)      Illinois  Equity  Funds - 1992,  1994,  1996,  1998 and 1999  Limited
           Partnerships  and St.  Louis  Equity Fund 1999 LLC Various  ownership interests of not more than 10% in various limited partnerships. Total
           commitment  to  all  limited   partnerships   of  $4.0  million.   No
           established market value, book value is $3,500,261. Includes purchase of tax credits from Mercantile Community Development Corporation.


CIPSCO Leasing Company

Total current asset book value of investments listed below is $35,285,741:

 (14) A 17.5% undivided interest in a leveraged lease financing of a natural gas liquids plant held under the subsidiary name of CIPSCO Leasing
       Company.

 (15) A 100% interest in a leveraged lease financing of a commercial aircraft held under the subsidiary name CIPSCO Aircraft Leasing Company.

 (16) A 25% undivided interest in a leveraged lease financing of various oil and gas production equipment held under the subsidiary name CLC Leasing
       Company A.

 (17) A 100% interest in a leveraged lease financing of certain commercial properties held under the subsidiary name CLC Leasing Company B.

 (18) CLC Leasing Company C established for future investment opportunities; no current investments.

                                      -7-



CIPSCO Energy Company

Total current asset book value of investments listed below is $26,491,934:

 (19)  CEC-APL, LP
           A 51%  limited  partnership  interest  in  the  above  named  Limited
           Partnership.  1% and 50% of this  investment  are  held in  CEC-APL-G
           Company and CEC-APL-L Company, respectively - both subsidiaries of CIPSCO Energy Company. No established market value.

 (20)  CEC-PGE, LP
           Asset was sold in 1999 and currently the partnership has no market or book value.

(21)   CEC-PSPL, LP
           A 51%  limited  partnership  interest  in  the  above  named  Limited
           Partnership.  1% and 50% of this  investment  are held in  CEC-PSPL-G
           Company and CEC-PSPL-L Company, respectively - both subsidiaries of CIPSCO Energy Company. No established market value.

 (22)  CEC-MPS, LP
           A 100%  limited  partnership  interest  in the  above  named  Limited
           Partnership. 1% and 99% of this investment are held in CEC-MPS-G and CEC-MPS-L Company, respectively - both subsidiaries of CIPSCO Energy
           Company. No established market value.

 (23)  CEC-ACE, LP
           A 100%  limited  partnership  interest  in the  above  named  Limited
           Partnership.  1% and 99% of this  investment  are  held in  CEC-ACE-G
           Company and CEC-ACE-L Company, respectively, - both subsidiaries of CIPSCO Energy Company. No established market value.

 (24)  Appomattox Cogeneration L.P.
           A 24.75%  limited  partnership  interest in the above  named  Limited
           Partnership.   This  investment  is  held  in  CEC-ACLP  Company,   a
           subsidiary of CIPSCO Energy Company. No established market value.


Ameren ERC, Inc.

 (25)  Gateway Energy Systems, LLC and affiliates
           A 49% interest in the above named Limited Liability Company amounting to $2,600,847.98 as of 12/31/99.

                                      -8-



                                    FOOTNOTES

#1 St. Louis Equity Fund 1999 is the 1999 commitment to the real estate investment fund.

#2 Illinois Equity Fund 1999 is the 1999 commitment to the real estate investment fund.

#3   Ameren Energy  Resources  Company was incorporated in Illinois on September
     3, 1999 as a nonregulated Illinois holding company for an Illinois nonregulated subsidiary and its marketing affiliate.


ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

No sales that require reporting.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

A.   Ameren Corporation - Guarantees

     1. The registrant and its utility affiliates are self-insured for Worker's Compensation Insurance and the Parent (Ameren Corporation) guarantees the payment of outstanding claims of subsidiaries (the "Reserve"). At 12/31/99 the Reserve amounted to $3,985,281. The highest amount outstanding at any time during the year cannot be readily determined.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

A.   Union Electric Company - Debt Retirements

     1. On October 15, 1999, this system company retired, with cash, upon maturity its $100 million principal amount 6.75% First Mortgage Bonds.

B.   Central Illinois Public Serice Company - Debt Retirements

     1. On January 22, 1999, this system company redeemed prior to maturity its $33 million principal amount 8.50% First Mortgage Bonds Seriew W.

     2. On March 15, 1999, this system company retired, with cash, upon maturity its $5 million principal amount 6.52% First Mortgage Bonds, Medium-Term Note Series 1997-1.

     3. On May 15, 1999, this system company retired, with cash, upon maturity its $50 million principal amount 7-1/8% First Mortgage Bonds Series W.

     4. On September 15, 1999, this system company retired, with cash, upon maturity its $5 million principal amount 6.60% First Mortgage Bonds, Medium-Term Note Series 1997-1.


ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

None.


ITEM 6.  OFFICERS AND DIRECTORS - PART l.

The positions of officers and director of all system companies as of December 31, 1999 were as follows:

NAME AND ADDRESS                                                  POSITION

AMEREN CORPORATION

WARNER L. BAXTER                           ST. LOUIS, MO           VP & C
JERRE E. BIRDSONG                          ST. LOUIS, MO           T
DONALD E. BRANDT                           ST. LOUIS, MO           SVP
WILLIAM E. CORNELIUS                       ST. LOUIS, MO           D
CLIFFORD L. GREENWALT                      SPRINGFIELD, IL         D

NAME AND ADDRESS                                                   POSITION

THOMAS A. HAYS                             ST. LOUIS, MO           D
RICHARD A. LIDDY                           ST. LOUIS, MO           D
GORDON R. LOHMAN                           CHICAGO, IL             D
RICHARD A. LUMPKIN                         MATTOON, IL             D
JOHN PETERS MACCARTHY                      ST. LOUIS, MO           D
HANNE M. MERRIMAN                          WASHINGTON, DC          D
PAUL L. MILLER, JR.                        ST. LOUIS, MO           D
CHARLES W. MUELLER                         ST. LOUIS, MO           D,CM, P & CEO
ROBERT H. QUENON                           ST. LOUIS, MO           D
HARVEY SALIGMAN                            ST. LOUIS, MO           D
CHARLES J. SCHUKAI (1)                     ST. LOUIS, MO           D
STEVEN R. SULLIVAN                         ST. LOUIS, MO           VP,GC & S
JANET MCAFEE WEAKLEY                       ST. LOUIS, MO           D
JAMES W. WOGSLAND                          HAYDEN LAKE, ID         D

(1) Mr. Schukai retired on June 1, 1999.


UNION ELECTRIC COMPANY

PAUL A. AGATHEN                            ST. LOUIS, MO           D
WARNER L. BAXTER                           ST. LOUIS, MO           VP & C
JERRE E. BIRDSONG                          ST. LOUIS, MO           T
DONALD E. BRANDT                           ST. LOUIS, MO           D & SVP
WILLIAM J. CARR                            ST. LOUIS, MO           VP
DANIEL F. COLE                             ST. LOUIS, MO           SVP
MICHAEL J. MONTANA                         ST. LOUIS, MO           VP
CHARLES W. MUELLER                         ST. LOUIS, MO           D, P & CEO
CHARLES D. NASLUND                         ST. LOUIS, MO           VP
GARY L. RAINWATER                          SPRINGFIELD, IL         D
GARRY L. RANDOLPH                          ST. LOUIS, MO           VP
CHARLES J. SCHUKAI (1)                     ST. LOUIS, MO           D & SVP
ROBERT J. SCHUKAI (2)                      ST. LOUIS, MO           VP
WILLIAM C. SHORES                          ST. LOUIS, MO           VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           VP,GC & S

(1) Mr. C. Schukai retired June 1, 1999.
(2) Mr. R. Schukai retired on February 1, 1999.


ELECTRIC ENERGY, INC.

DONALD W. CAPONE                           ST. LOUIS, MO           D
ALEC G. DREYER                             DECATUR, IL             D
JAMES M. HELM                              JOPPA, IL               S
R. ALAN KELLEY                             ST. LOUIS, MO           D & P
WAYNE T. LUCAS                             LOUISVILLE, KY          D
GILBERT W. MOORMAN                         SPRINGFIELD, IL         D
CHARLES W. MUELLER                         ST. LOUIS, MO           D
ROBERT L. POWERS                           JOPPA, IL               VP
JOHN D. PRUNKL                             DECATUR, IL             D
GARY L. RAINWATER                          SPRINGFIELD, IL         D

NAME AND ADDRESS                                                   POSITION

UNION ELECTRIC DEVELOPMENT CORPORATION

PAUL A. AGATHEN                            ST. LOUIS, MO           D
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,VP & T
DONALD E. BRANDT                           ST. LOUIS, MO           D,VP & C
CHARLES W. MUELLER                         ST. LOUIS, MO           D,P
STEVEN R. SULLIVAN                         ST. LOUIS, MO           D,VP & S


ST. LOUIS EQUITY FUND 1988, 1990, 1991, 1992, 1993, 1994, 1995, 1996, 1997,
  1998, 1999

DONALD E. BRANDT                           ST. LOUIS, MO           CM


HOUSING MISSOURI, INC. 1996, 1997, 1998

JERRE E. BIRDSONG                          ST. LOUIS, MO           D


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

PAUL A. AGATHEN                            ST. LOUIS, MO           D
WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           T
JAMES T. BIRKETT (1)                       SPRINGFIELD, IL         VP
DONALD E. BRANDT                           ST. LOUIS, MO           D
JOHN L. HEATH (2)                          PHOENIX, AZ             D
ROBERT W. JACKSON (2)                      SPRINGFIELD, IL         D
MICHAEL J. MONTANA                         ST. LOUIS, MO           VP
GILBERT W. MOORMAN                         SPRINGFIELD, IL         VP
CHARLES W. MUELLER                         ST. LOUIS, MO           D
CRAIG D. NELSON                            ST. LOUIS, MO           VP
GARY L. RAINWATER                          SPRINGFIELD, IL         D,P & CEO
CHARLES J. SCHUKAI (3)                     ST. LOUIS, MO           D
THOMAS L. SHADE (2)                        QUINCY, IL              D
STEVEN R. SULLIVAN                         ST. LOUIS, MO           VP,GC & S
THOMAS R. VOSS                             SPRINGFIELD, IL         SVP

(1) Mr. Birkett retired on June 1, 1999.
(2) Term ended April 27, 1999.
(3) Mr. Schukai retired on June 1, 1999.


CIPS ENERGY, INC.

GARY L. RAINWATER                          SPRINGFIELD, IL         D & P

NAME AND ADDRESS                                                   POSITION

CIPSCO INVESTMENT COMPANY

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CIPSCO SECURITIES COMPANY

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CIPSCO VENTURE COMPANY

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


EFFINGHAM DEVELOPMENT BUILDING II, LLC

ROBERT C. PORTER                           ST. LOUIS, MO           D


MATTOON ENTERPRISES PARK LLC

ROBERT C. PORTER                           ST. LOUIS, MO           D


MACC, LLC

ROBERT C. PORTER                           ST. LOUIS, MO           D


ILLINOIS EQUITY FUND 1992, 1994, 1996, 1998.

ROBERT C. PORTER                           ST. LOUIS, MO           D


CIPSCO LEASING COMPANY

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S

NAME AND ADDRESS                                                   POSITION

CLC AIRCRAFT LEASING CO.

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CLC LEASING CO. A

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CLC LEASING CO. B

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CLC LEASING CO. C

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CIPSCO ENERGY COMPANY

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CEC-APL-G CO.

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S

NAME AND ADDRESS                                                   POSITION

CEC-APL-L CO.

DIANE L. BORTMESS                          SPRINGFIELD, IL         D,T
RONALD K. EVANS                            ST. LOUIS, MO           D,S
JOY D. HUSTON                              ST. LOUIS, MO           D,C
GREGORY L. NELSON                          ST. LOUIS, MO           D,PEO,P


CEC-PGE-G CO.

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CEC-PGE-L CO.

DIANE L. BORTMESS                          SPRINGFIELD, IL         D,T
RONALD K. EVANS                            ST. LOUIS, MO           D,S
JOY D. HUSTON                              ST. LOUIS, MO           D,C
GREGORY L. NELSON                          ST. LOUIS, MO           D,PEO,P


CEC-PSPL-G CO.

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CEC-PSPL-L CO.

DIANE L. BORTMESS                          SPRINGFIELD, IL         D,T
RONALD K. EVANS                            ST. LOUIS, MO           D,S
JOY D. HUSTON                              ST. LOUIS, MO           D,C
GREGORY L. NELSON                          ST. LOUIS, MO           D,PEO,P


CEC-MPS-G CO.

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S

NAME AND ADDRESS                                                   POSITION

CEC-MPS-L CO.

DIANE L. BORTMESS                          SPRINGFIELD, IL         D,T
RONALD K. EVANS                            ST. LOUIS, MO           D,S
JOY D. HUSTON                              ST. LOUIS, MO           D,C
GREGORY L. NELSON                          ST. LOUIS, MO           D,PEO,P


CEC-ACE-G CO.

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


CEC-ACE-L CO.

DIANE L. BORTMESS                          SPRINGFIELD, IL         D,T
RONALD K. EVANS                            ST. LOUIS, MO           D,S
JOY D. HUSTON                              ST. LOUIS, MO           D,C
GREGORY L. NELSON                          ST. LOUIS, MO           D,PEO,P


CEC-ACLP- CO.

WARNER L. BAXTER                           ST. LOUIS, MO           C
JERRE E. BIRDSONG                          ST. LOUIS, MO           D,PEO,P,T
DONALD E. BRANDT                           ST. LOUIS, MO           D
ROBERT C. PORTER                           ST. LOUIS, MO           D,VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           S


AMEREN ENERGY, INC.

PAUL A. AGATHEN                            ST. LOUIS, MO           D
DONALD E. BRANDT                           ST. LOUIS, MO           D
JERRE E. BIRDSONG                          ST. LOUIS, MO           T
BAXTER A. GILLETTE (1)                     ST. LOUIS, MO           VP
CLARENCE J. HOPF (2)                       ST. LOUIS, MO           VP
CHARLES W. MUELLER                         ST. LOUIS, MO           D
BRIAN RETTENMAIER (3)                      ST. LOUIS, MO           C
STEVEN R. SULLIVAN                         ST. LOUIS, MO           VP,GC & S
JAMES F. WHITESIDES (4)                    ST. LOUIS, MO           PEO,P

(1) Mr. Gillette was elected Vice President on August 16, 1999.
(2) Mr. Hopf was elected Vice President on June 14, 1999.
(3) Mr. Rettenmaier was appointed Controller on March 1, 1999.
(4) Mr. Whitesides was elected President on June 11, 1999.

NAME AND ADDRESS                                                  POSITION

AMEREN SERVICES CO.

PAUL A. AGATHEN                            ST. LOUIS, MO           SVP
M. PATRICIA BARRETT (1)                    ST. LOUIS, MO           VP
WARNER L. BAXTER                           ST. LOUIS, MO           VP,C
JERRE E. BIRDSONG                          ST. LOUIS, MO           T
DONALD E. BRANDT                           ST. LOUIS, MO           D,SVP
CHARLES A. BREMER                          ST. LOUIS, MO           VP
DONALD W. CAPONE                           ST. LOUIS, MO           VP
WILLIAM J. CARR (2)                        ST. LOUIS, MO           VP
DANIEL F. COLE (3)                         ST. LOUIS, MO           SVP
JIMMY L. DAVIS                             ST. LOUIS, MO           VP
JEAN M. HANNIS                             ST. LOUIS, MO           VP
R. ALAN KELLEY                             ST. LOUIS, MO           VP
MICHAEL J. MONTANA                         ST. LOUIS, MO           VP
CHARLES W. MUELLER                         ST. LOUIS, MO           D,P & CEO
CRAIG D. NELSON                            ST. LOUIS, MO           VP
GREGORY L. NELSON (4)                      ST. LOUIS, MO           VP
CHARLES J. SCHUKAI (5)                     ST. LOUIS, MO           D,SVP
J. KAY SMITH (6)                           ST. LOUIS, MO           VP
STEVEN R. SULLIVAN                         ST. LOUIS, MO           VP,GC & S
SAMUEL E. WILLIS                           ST. LOUIS, MO           VP
THOMAS R. VOSS (7)                         ST. LOUIS, MO           SVP

(1) Ms. Barrett retired July 1, 1999.
(2) Mr. Carr was elected Vice President on July 7, 1999.
(3) Mr. Cole was elected Senior Vice President on June 1, 1999.
(4) Mr. Nelson was elected Vice President on February 16, 1999.
(5) Mr. Schukai retired on June 1, 1999.
(6) Mrs. Smith was elected Vice President on July 1, 1999.
(7) Mr. Voss was elected Senior Vice President on June 1, 1999.


AMEREN DEVELOPMENT COMPANY

PAUL A. AGATHEN                                    ST. LOUIS, MO       SVP
JERRE E. BIRDSONG                                  ST. LOUIS, MO       T
DONALD E. BRANDT                                   ST. LOUIS, MO       D,SVP
CHARLES W. MUELLER                                 ST. LOUIS, MO       D,P
GARY L. RAINWATER (1)                              ST. LOUIS, MO       SVP
CHARLES J. SCHUKAI (2)                             ST. LOUIS, MO       D,SVP
STEVEN R. SULLIVAN                                 ST. LOUIS, MO       VP,GC & S

(1) Mr. Rainwater was elected Director and Senior Vice President on
    May 25, 1999.
(2) Mr. Schukai retired on June 1, 1999.


AMEREN ERC, INC.

PAUL A. AGATHEN                                    ST. LOUIS, MO       SVP
JERRE E. BIRDSONG                                  ST. LOUIS, MO       T
DONALD E. BRANDT                                   ST. LOUIS, MO       D, SVP
DANIEL F. COLE (1)                                 ST. LOUIS, MO       D, P
CHARLES W. MUELLER                                 ST. LOUIS, MO       D

NAME AND ADDRESS                                                      POSITION

CHARLES J. SCHUKAI (2)                             ST. LOUIS, MO      D,P
STEVEN R. SULLIVAN                                 ST. LOUIS, MO      VP,GC & S

(1) Mr. Cole was elected Director and President on May 25, 1999.
(2) Mr. Schukai retired on June 1, 1999.


GATEWAY ENERGY SYSTEMS, L.C. AND AFFILIATES

DONALD E. BRANDT                                   ST. LOUIS, MO      D


AMEREN ENERGY COMMUNICATIONS, INC.

JERRE E. BIRDSONG                                  ST. LOUIS, MO      T
DONALD E. BRANDT                                   ST. LOUIS, MO      D
DANIEL F. COLE (1)                                 ST. LOUIS, MO      D, P
CHARLES W. MUELLER                                 ST. LOUIS, MO      D
CHARLES J. SCHUKAI (2)                             ST. LOUIS, MO      D, P
STEVEN R. SULLIVAN                                 ST. LOUIS, MO      S

(1) Mr. Cole was elected Director and President on May 25, 1999.
(2) Mr. Schukai retired on June 1, 1999.


AMEREN ENERGY RESOURCES COMPANY

PAUL A. AGATHEN                                    ST. LOUIS, MO      D
DONALD E. BRANDT                                   ST. LOUIS, MO      D
JERRE E. BIRDSONG                                  ST. LOUIS, MO      T
DANIEL F. COLE                                     ST. LOUIS, MO      D
CHARLES W. MUELLER                                 ST. LOUIS, MO      D
CHARLES D. NASLUND                                 ST. LOUIS, MO      D
GARY L. RAINWATER                                  ST. LOUIS, MO      D, P
STEVEN R. SULLIVAN                                 ST. LOUIS, MO      VP, GC & S


NOTE:  Positions are indicated above by the following symbols:

C       --    Controller
CEO     --    Chief Executive Officer
CM      --    Chairman
D       --    Director
GC      --    General Counsel
P       --    President
PEO     --    Principal Executive Officer
S       --    Secretary
SVP     --    Senior Vice President
T       --    Treasurer
VP      --    Vice President

ITEM 6.  OFFICERS AND DIRECTORS - PART ll.

Financial Connections - The following is a list, as of December 31, 1999, of all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.


                                                                                  Position
                                                                                   Held in           Applicable
     Name of Officer                                                              Financial          Exemption
      or Director            Name and Location of Financial Institution          Institution           Rules
         (1)                                  (2)                                    (3)                (4)
     -----------------      ---------------------------------------------        ------------        ----------

                                                          AMEREN CORPORATION

Clifford L. Greenwalt       National City Corporation                             Director           Rule 70(b)
                            National City Bank of Michigan/Illinois

Richard A. Lumpkin          First Mid-Illinois Bancshares Inc.                    Director           Rule 70(a)
                            First Mid-Illinois Bank & Trust NA                    Director           Rule 70(a)


ITEM 6.  OFFICERS AND DIRECTORS - PART III.

(a) and (b) Directors' and Executive Officers' Compensation and Security Interests.

Information concerning compensation and interests in system securities is set forth in Exhibits A-4, A-5 and A-6 to this Form U5S and is incorporated herein by reference.


(c) Directors' and Executive Officers' Contracts and Transactions with System Companies.

None.


(d)  Indebtedness of Directors or Executive Officers to System Companies.

None.


(e)  Directors'   and   Executive   Officers'   Participation   in   Bonus   and
     Profit-Sharing Arrangements and Other Benefits.

See Exhibits A-4, A-5 and A-6 for descriptions of the participation of directors
and  executive   officers  of  System  companies  in  bonus  and  profit-sharing arrangements and other benefits.


(f)  Directors' and Executive Officers' rights to Indemnity.

The state laws under which each of the companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of Ameren and all subsidiary companies are insured under directors' and officers' liability policies issued to Ameren, et. al. by Great American Insurance Company, Reliance National Insurance Company, Gulf Insurance Company and Executive Risk Indemnity, Inc. The policies are for the period January 1, 1998 to March 1, 2003. The Corporation has entered into a standard form of indemnity agreement with each of its directors and officers.


ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

Part I   None
Part II  None


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. (1) Ameren Services/Ameren Energy Resources Company - September 3, 1999. (See Appendix A)

Part II. The System companies had no contracts to purchase services or goods during 1998 from any affiliated (other than a System company) or from a company, in which any officer or director of the receiving company is a partner or owns 5 percent of more of any class of equity secur-ities, except as reported in Item 6.

Part III. The System company does not employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

None.


ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Filed confidentially as Appendix B on Form SE.

                                            NOTES TO FINANCIAL STATEMENTS

Ameren Corporation                          Reference is  made to "Notes to Con-
                                            solidated Financial Statements" con-
                                            tained on pages 28 through 42 in the
                                            Ameren 1999 Annual Report to  Share-
                                            holders, which information is incor-
                                            porated by reference.


Union Electric                              Reference is  made to "Notes to  Fi-
                                            nancial   Statements"   contained on
                                            pages  22  through  37  in the Union
                                            Electric 1999 Annual  Report,  which
                                            information   is   incorporated  by
                                            reference.


Central Illinois Public Service             Reference is  made  to "Notes to Fi-
                                            nancial   Statements"  contained  on
                                            pages 22  through 36 in the  Central
                                            Illinois Public  Service 1999 Annual
                                            Report, which  information is incor-
                                            porated by reference.

EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith.

EXHIBIT
NUMBER                     DESCRIPTION

A.   ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

     A.1 1999 Annual Report on Form 10-K for Ameren Corporation. (File No. 001-14756)

     A.2 1999 Annual Report on Form 10-K for Central Illinois Public Service Company. (File No. 001-03672)

     A.3 1999 Annual Report on Form 10-K for Union Electric Company. (File No. 001-02967)

     A.4  2000 Proxy Statement of Ameren Corporation. (File No. 001-14756)

     A.5 2000 Proxy Statement of Central Illinois Public Service Company. (File No. 001-03672)

     A.6  2000 Proxy Statement of Union Electric Company. (File No. 001-02967)

*B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

     B.1 Ameren Energy Resources Company (Ameren Intermediate Holding Co.) (Filed herewith on Form SE)

C.   NONE DURING THE YEAR 1999.

*D.  AGREEMENT   ALLOCATING   CONSOLIDATED   INCOME  TAX   LIABILITY  BY  AMEREN
     CORPORATION AND SUBSIDIARIES (filed herewith on Form SE)

*F.  SCHEDULES SUPPORTING ITEMS OF THE REPORT

     F.1 The opinion of the independent accountants as to the consolidated financial statements and the footnotes are included in Exhibit A.1, which is incorporated by reference.

     F.2 Supporting plant, depreciation and reserve schedules for Union Electric Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others, FERC Form No. 2 - Annual Report of Natural Gas Companies, and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:
          (filed herewith on Form SE)

          Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (Electric & Gas)

          Nuclear Fuel Materials

          Electric Plant in Service

          Gas Plant in Service

          Electric Plant Held for Future Use

          Construction Work in Progress - Electric

          Construction Work in Progress - Gas

          Accumulated Provision for Depreciation of Electric Utility Plant

          Accumulated Provision for Depreciation of Gas Utility Plant

          Gas Stored

          Non-utility Property

          Accumulated Provision for Depreciation and Amortization of Non-utility Property

          Depreciation and Amortization of Electric Plant

          Depreciation, Depletion and Amortization of Gas Plant

     F.3 Supporting plant, depreciation and reserve schedules for Central Illinois Public Service Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows: (filed herewith on Form SE)

          Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (Electric & Gas)

          Electric Plant in Service

          Gas Plant in Service

          Manufactured Gas Production Plant - Supplemental Schedule

          Electric Plant Held for Future Use

          Gas Plant Held for Future Use

          Construction Work in Progress - Electric

          Construction Work in Progress - Gas

          Accumulated Provision for Depreciation of Electric Utility Plant

          Accumulated Provision for Depreciation of Gas Utility Plant

          Gas Stored

          Non-utility Property

          Accumulated Provision for Depreciation and Amortization of Non-utility Property

          Depreciation and Amortization of Electric Plant

          Depreciation, Depletion and Amortization of Gas Plant

*G.  FINANCIAL DATA SCHEDULES (filed herewith in Form SE)

     G.1  Financial Data Schedule of Ameren Corporation Consolidated

     G.2  Financial Data Schedule of Ameren Corporation

     G.3  Financial Data Schedule of Union Electric Company

     G.4  Financial Data Schedule of Central Illinois Public Service Company

     G.5  Financial Data Schedule of Ameren Services

     G.6  Financial Data Schedule of Electric Energy Inc

     G.7  Financial Data Schedule of Ameren Energy

     G.8  Financial Data Schedule of CIPSCO Investment Company

     G.9  Financial Data Schedule of Ameren Development Company

     G.10 Financial Data Schedule of Ameren Energy Resources






                                    SIGNATURE


Ameren Corporation, a registered holding company, has duly caused this annual report for the year ended December 31, 1998 to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                        AMEREN CORPORATION


                                        By:   /S/ Warner L. baxter
                                            -------------------------
                                                Warner L. Baxter
                                            Vice President and Controller

April 28, 2000

                                    APPENDIX

                                                                      Appendix A

                           GENERAL SERVICES AGREEMENT

                                     Between

                             AMEREN SERVICES COMPANY

                                       and

                         AMEREN ENERGY RESOURCES COMPANY

     THIS AGREEMENT, made and entered into this Third day of September 1999, by and between the following Parties: AMEREN SERVICES COMPANY (hereinafter sometimes referred to as "Service Company"), a Missouri corporation; and Ameren Energy Resources Company (hereinafter sometimes referred to as "Client Company"); WITNESSETH:

     WHEREAS, Client Company, and its other subsidiaries, desire to enter into this agreement providing for the performance by Service Company for the Client Company of certain services more particularly set forth herein; and

     WHEREAS, Service Company is organized, staffed and equipped and has filed with the Securities and Exchange Commission ("the SEC") to be a subsidiary service company under Section 13 of the Public Utilities Holding Company Act of 1935 (the "Act") to render to Ameren Corporation, and other subsidiaries of Ameren Corporation, certain services as herein provided; and

     WHEREAS, to maximize efficiency, and to achieve merger related savings, the Client Company desires to avail itself of the advisory, professional, technical and other services of persons employed or to be retained by Service Company, and to compensate Service Company appropriately for such services,

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto agree as follows:

Section 1. Agreement to Furnish Services
----------------------------------------

     Service Company agrees to furnish to Client Company and its subsidiaries, if any, upon the terms and conditions herein provided, the services hereinafter referred to and described in Section 2, at such times, for such period and in such manner as Client Company may from time to time request. Service Company will keep itself and its personnel available and competent to render to Client Company such services so long as it is authorized so to do by the appropriate federal and state regulatory agencies.

Section 2.  Services to be Performed
------------------------------------

     The services to be provided by Service Company hereunder may, upon request, include the services as set out in Schedule 1, attached hereto and made a part hereof. A revised Schedule 1 will be provided on an annual basis.

     In addition to the Services set out in Schedule 1, Service Company shall render advice and assistance in connection with such other matters as Client Company may request and Service Company determines it is able to perform with respect to Client Company's business and operations.

Section 3.  Compensation of Service Company
-------------------------------------------

     As compensation for such services rendered to it by Service Company, Client Company hereby agrees to pay to Service Company the cost of such services, computed in accordance with applicable rules and regulations (including, but not limited to, Rules 90 and 91) under the Act and appropriate accounting standards.

     Compensation to be paid by Client Company shall include direct charges and Client Company's fairly allocated pro rata share of certain of Service Company's costs, determined as set out on Schedule 2, attached hereto and made a part hereof.

Section 4.  Securities and Exchange Commission Rules
----------------------------------------------------

     It is the intent of the Parties that the determination of the costs as used in this Agreement shall be consistent with, and in compliance with the rules and regulations of the SEC, as they now read or hereafter may be modified by the Commission.

Section 5.  Service Requests
----------------------------

     Services will be performed in accordance with a Service Request system, consisting of work orders established to capture the various types of costs incurred by Service Company. Costs will be charged to the appropriate service requests, which will then be the basis for the billing of costs to Client Company.

Section 6.  Payment
-------------------

     Payment shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the companies.

     Payment shall be accomplished on a monthly basis, and remittance or accounting entries shall be completed within 60 days of billing.

Section 7.  Ameren Corporation
------------------------------

     Except as authorized by rule, regulation, or order of the Securities and Exchange Commission, nothing in this Agreement shall be read to permit Ameren Corporation, or any person employed by or acting for Ameren Corporation, to provide services for other Parties, or any companies associated with said Parties.

Section 8.  Client Company
--------------------------

     Except as limited by Section 7, nothing in this Agreement shall be read to prohibit Client Company or its subsidiaries from furnishing to other Ameren companies or their subsidiaries services herein referred to, under the same conditions and terms as set out for Service Company.

Section 9.  Effective Date and Termination
------------------------------------------

     This Agreement is executed subject to the consent and approval of all applicable regulatory agencies, and if so approved in its entirety, shall become effective as of the date stated below, and shall remain in effect from said date unless terminated by mutual agreement or by any Party giving at least sixty days' written notice to the other Parties prior to the beginning of any calendar year, each Party fully reserving the right to so terminate the Agreement.

     This Agreement may also be terminated to the extent that performance may conflict with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement.

Section 10.  Assignment
-----------------------

     This Agreement and the rights hereunder may not be assigned without the mutual written consent of all Parties hereto.

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and attested by their authorized officers as of the day and year first above written.

                                            AMEREN SERVICES COMPANY

                                            By
                                                -----------------------------

                                            Title  Treasurer
                                                -----------------------------
ATTEST:

By
   ----------------------

Title Assistant Secretary
      --------------------
                                            AMEREN ENERGY RESOURCES COMPANY

                                            By
                                               ------------------------------

                                            Title President
                                                  ---------------------------
ATTEST:

By
   ----------------------
Title Assistant Secretary

                                                                  Schedule 1
                                                                  Page 1 of 10

                        DESCRIPTION OF EXPECTED SERVICES
                      TO BE PROVIDED BY AMEREN SERVICES AND
                     EXPECTED DIRECT COST ALLOCATION FACTORS

Description of Expected Services to be Provided

A description of the expected services to be provided by Ameren Services is detailed below. Identifiable costs for all of the functional organizations listed below will be directly charged to Ameren Corporation and its subsidiaries, whenever possible.

For costs that cannot be directly assigned or distributed, the expected direct cost allocation factors are reflected below for each Ameren Services department.

     a)   Building Service

     Description - Provide facility management services for owned and leased facilities, excluding power plants. To the extent that leasing arrangements are established between Ameren Services and/or Ameren Corporation and its subsidiaries, lease costs will include rent for space occupied and applicable services, such as operation and maintenance of structures, capital improvements, interior space planning, security and janitorial. As appropriate, lease costs will be allocated based on square feet occupied and the allocation factors listed below.

     Expected Allocation Factors - 1) number of employees; 2) operations and maintenance labor; 3) total capitalization; and 4) total assets

     b)   Controller's

     Description  -  Perform  all  accounting  services  necessary  to  properly
     maintain   and  report  on  the  books  and   records  of  Ameren  and  its
     subsidiaries. Provide investor relations services.

     Expected Allocation Factors - 1) composite*;  2) total capitalization;  and
     3) total assets

     c)   Corporate Communications

     Description - Develop strategies for advertising and marketing efforts, develop employee communication programs,

                                                                  Schedule 1
                                                                  Page 2 of 10


     coordinate community relations efforts and develop policies and procedures for media relations.

     Expected Allocation Factors - 1) composite*;  2) total capitalization;  and
     3) total assets

     d)   Corporate Planning

     Description - Provide rate engineering, interchange marketing, resource planning and business analysis services.

     Expected Allocation Factors - 1) composite*; 2) kwh sales; 3) peak load [electric]; 4) total capitalization; and 5) total assets

     e)   Customer Services/Division Support

     Description - Answer customer inquiries pertaining to electric/gas service usage and perform credit activities. Provide technical support relating to planning, engineering, constructing and operating the distribution and transmission systems. Provide technical support and maintenance of protective relay schemes, station meter work, system testing and data acquisition systems.

     Expected Allocation Factors - 1) number of customers; 2) number of employees; and 3) operations and maintenance labor

     f)   Economic Development

     Description - Provide community and business development services, as well as natural gas development services. Analyze community and business development opportunities.

     Expected Allocation Factors - 1) number of customers; 2) sales [kwh and dekatherm]; 3) total capitalization; and 4) total assets

     g)   Energy Supply

     Coordinate the use of the generating, transmission and interconnection facilities to provide economical and reliable energy.

     Expected Allocation Factors - 1) kwh sales

                                                                  Schedule 1
                                                                  Page 3 of 10


     h)   Engineering and Construction

     Description - Provide professional services related to engineering studies, design, procurement, planning, building and management of projects. Study technology that may reduce costs of producing, delivering and using electricity.

     Expected Allocation Factors - 1) peak load [electric]; 2) generating capacity; and 3) construction expenditures

     i)   Environmental Services & Safety

     Description - Perform analysis and advocacy of regulatory and legislative issues in the areas of environment, health and safety. Communicate final regulatory requirements to operating groups. Provide assistance and support and compliance review in meeting those requirements. Oversee hazardous substance site investigation and remediation activities.

     Expected  Allocation  Factors  - 1)  number  of  employees;  2)  generating
     capacity;   3)  operations  and  maintenance  labor;  and  4)  construction expenditures

     j)   Executive

         Description - Provide executive management duties for all applicable activities at the department, function and officer levels.

     Expected Allocation Factors - 1) total capitalization; 2) total assets; and
     3) sales [kwh and dekatherm]

     k)   Fossil Fuel Procurement

     Description - Provide resources necessary to procure fuel for the fossil power plants and minimize production costs.

     Expected Allocation Factors - 1) kwh sales

     l)   Gas Supply

     Description - Provide gas supply and pipeline capacity procurement and management services. Develop policies, procedures and standards which govern the design, construction and operation of the gas systems.

                                                                  Schedule 1
                                                                  Page 4 of 10


     Expected Allocation Factors - 1) dekatherm sales; 2) gas throughput [includes transportation]; and 3) peak load [gas]

     m)   General Counsel

     Description - Provide general legal advice related to all applicable activities and legal services in regards to legislative activities, regulatory agencies and security matters. Make regulatory filings, maintain minutes of the board of directors, conduct stockholder meetings and procure property and casualty insurance bonds.

     Expected Allocation Factors - 1) composite*;  2) total capitalization;  and
     3) total assets

     n)   Human Resources

     Description - Administer and negotiate employee benefits including pensions, major medical, long-term disability, life insurance, defined contribution plans, executive benefit and flexible spending plans. Provide employment services, including required regulatory reporting and maintenance of personnel records. Provide employee training and communications services.

     Expected   Allocation   Factors  -  1)  number  of   employees;   2)  total
     capitalization; 3) total assets; and 4) operation and maintenance labor

     o)   Industrial Relations

     Description - Negotiate, represent and administer provisions of labor agreements applicable to unions representing union employees.

     Expected Allocation Factors - 1) number of employees; and 2) operation and maintenance labor

     p)   Information Services

     Description - Provide for the development and operation of computer software, telecommunications and other equipment used to conduct business and engineering activities. Maintain all billing records and process customer meter readings.

     Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; 4)CPU cycles; and 5) operation and maintenance labor

                                                                  Schedule 1
                                                                  Page 5 of 10


     q)   Internal Audit

     Description   -  Audit  company   operations,   perform   operational   and
     productivity reviews, review justifications for capital projects and perform quality assurance reviews.

     Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; and 4) operation and maintenance labor

     r)   Marketing

     Description - Provide marketing services including account management, program development, market research and customer energy services.

     Expected Allocation Factors - 1) sales [kwh and dekatherm]; and 2) total assets

     s)   Merger Coordination

     Description - Monitor programs to achieve savings, merger costs and position reductions as they relate to the implementation plans.

     Expected Allocation Factors - 1) composite*;  2) total capitalization;  and
     3) total assets

     t)   Motor Transportation

     Description - Provide engineering, support, and mechanical servicing of vehicles, procurement of vehicles and safety and training programs.

     Expected Allocation Factors - 1) number of vehicles

     u)   Purchasing

     Description - Provide procurement of goods and services other than fuel. Provide materials inventory management services.

     Expected Allocation Factors - 1) composite*; 2) total assets; and 3) construction expenditures

     v)   Real Estate

     Description - Acquire necessary land rights and permits including coordination of site selection. Maintain existing land rights while permitting licenses and leases to minimize investment or costs of holding property.

                                                                  Schedule 1
                                                                  Page 6 of 10


     Expected Allocation Factors - 1) composite*; 2) number of customers; and 3) total assets

     w)   Stores

     Description - Provide clerical, stenographic, administrative and Electronic Data systems support. Provide engineering support and manage and direct stores operations.

     Expected Allocation Factors - 1) composite*

     x)   Tax

     Description - Research and consult on tax issues in connection with federal, state and local tax compliance and planning matters, including the preparation and filing of returns.

     Expected Allocation Factors - 1) composite*; 2) current tax expense; 3) total capitalization; and 4) total assets

     y)   Treasurer's

     Description - Provide treasury operation, mailing, financial planning, investments, and executive payroll and pension disbursement services.

     Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; 4) total capitalization; and 5) total assets



*Composite consists of the following three factors (equal weight to each factor):
      Sales (kwh and dekatherm)
      Number of customers
      Number of employees

                                                                  Schedule 1
                                                                  Page 7 of 10


Allocation Factors

The following allocation factors will be utilized as outlined above.

Number of Customers - Based on the number of customers (electric and/or gas) at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Sales - Based on the sales volume (kwh and/or dekatherms) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Employees - Based on the number of employees (contract and/or non-contract, or electric operating and/or gas operating) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Composite - Based on an equal weighting Sales (kwh & dekatherm), Number of Customers (total), and Number of Employees (total) allocation factors. The numerator of which is the simple average of the above three factors for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually and/or at such time as may be required due to a significant change in circumstances.

Operations & Maintenance Labor - Based on the Operations & Maintenance Labor (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Revenues - Based on revenues (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and/or affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change in circumstances.

                                                                  Schedule 1
                                                                  Page 8 of 10


Total Capitalization - Based on total capitalization (total common stockholder's equity, preferred stock, and long term debt) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Total Assets - Based on total assets at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Construction Expenditures - Based on construction expenditures for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (electric) - Based on the highest monthly maximum megawatt load (60-minute integration) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (gas) - Based on the highest daily send out in therms (excluding transportation) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Generating Capacity (nameplate) - Based on installed capacity nameplate ratings at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Gas Throughput - Based on gas throughput in dekatherms (sales and transportation) for the most recent calendar year. The numerator of which is for an Operating Company. The denominator of which is for all Operating Companies. This ratio will be determined

                                                                  Schedule 1
                                                                  Page 9 of 10


annually, and/or at such time as may be required due to a significant change in circumstances.

CPU Cycles - Based on cpu cycles (by application) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Current Tax Expense - Based on taxes charged (income and other) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Vehicles - Based on number of vehicles at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

In addition to the allocation factors listed above, appropriate direct allocations will be made for costs benefiting a single affiliate. Indirect allocations will also be made to all affiliates, including non-regulated companies and Ameren Corporation.

It may be necessary to allocate a percentage of total costs allocated to non-regulated companies or Ameren Corporation (see below). This will be done as a sub-factor of existing allocation factors. For example, allocating a percentage of customer service costs to non-regulated companies and allocating remaining costs based on number of customers. Also, allocating a percentage of video presentation costs to Ameren Corporation and allocating remaining costs based on capitalization.

Non-Regulated - Based on a percentage of total costs allocated to non-regulated companies when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to non-regulatory company, the remaining costs will be allocated to Ameren Corporation and/or its subsidiaries, as appropriate, based upon one of the factors above.

Corporate - Based on a percentage of total costs allocated to Ameren Corporation
(AMC) when existing  allocation  methods do not

                                                                  Schedule 1
                                                                  Page 10 of 10


adequately reflect the level of services or benefits received. After allocating this percentage of total costs to AMC, the remaining costs will be allocated based upon one of the factors above.

                                                                  Schedule 2
                                                                  Page 1 of 1


                                 AMEREN SERVICES
                     EXPECTED ALLOCATED DIRECT COST FACTORS


 LLOCATION NUMBER               DESCRIPTION

    001A                Composite*
    002A                Number of customers
    002B                Number of gas transportation customers
    002C                Number of electric customers
    002D                Number of gas customers
    002E                % to unregulated company/number of customers
    002F                Number of Customers (Illinois Non-Residential Electric)
    002G                Number of Customers (Illinois Non-residential Gas)
    002H                Number of Customers (Illinois Non-residential)
    003A                Sales (kwh and dekatherm)
    003B                Kwh sales
    003C                Dekatherm sales
    004A                Number of employees
    004B                Number of contract employees
    004C                Number of non-contract employees
    004D                Number of AMS & UEC employees
    005A                O&M labor
    006A                Total revenues
    006B                Electric revenues
    006C                Gas revenues
    007A                Total capitalization
    007B                % to Ameren Corporation/total capitalization
    008A                Total assets
    009A                Construction expenditures
    010A                Peak load (electric)
    010B                Peak load (gas)
    011A                Generating capacity
    012A                Gas throughput (includes transportation)
    013A                CPU cycles - mainframe
    013B                CPU cycles - UNIX
    015A                Current tax expense
    016A                Number of vehicles


*Composite consists of the following three factors (equal weight to each factor):
       Sales (kwh and dekatherm)
       Number of customers
       Number of employees